                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                               BROOKE GROUP LTD.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  112525-10-0
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                                (CUSIP NUMBER)

                      MARC N. BELL, c/o BROOKE GROUP LTD.,
                       100 S.E. SECOND STREET, 32ND FLOOR
                         MIAMI, FL 33131 (305) 579-8000
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 27, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                            (Page 1 of 7 Pages)

                                SCHEDULE 13D

CUSIP No.   112525-10-0                        Page     2    of    7      Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                                 Bennett S. LeBow
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds*

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)
                                                                         [  ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                                    United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                            9,036,208
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                               500,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                           9,036,208
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                         500,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,536,208
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                                        52.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                                          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.   112525-10-0                        Page     3    of    7      Pages
         ---------------------                       --------    --------



          PRELIMINARY STATEMENT:
          ----------------------

                  This Amendment No. 3 amends the Schedule 13D filed by Bennett
S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendment Nos. 1-2 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Brooke Group Ltd. ("BGL"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

                   Item 5 is hereby amended as follows:

          Item 5.  INTEREST IN SECURITIES OF THE ISSUER

                   (a) As of May 29, 1997, the Reporting Person was the direct and indirect beneficial owner of, in the aggregate, 9,536,208 shares of Common Stock, which constituted approximately 52.7% of the 18,097,096 shares of Common Stock outstanding as of May 12, 1997 (as reported in BGL's joint quarterly report on Form 10-Q for the quarterly period ended March 31, 1997).

                   (b) The Reporting Person directly exercises sole voting power and sole dispositive power over 2,410,338 shares of Common Stock. The Reporting Person indirectly exercises sole voting power and sole dispositive power over 6,625,870 shares of Common Stock through certain affiliates, namely: (1) BSL, which holds 4,844,156 shares; (2) LLP, which holds 1,281,715 shares; and (3) LFP, which holds 499,999 shares. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation (the "Foundation"), of which the Reporting Person and family members serve as directors and executive officers, owns 500,000 shares of the Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the Foundation's shares of Common Stock. The Foundation's principal business and office address is 1221 Brickell Avenue, 21st Floor, Miami, Florida 33131.

                   (c) On May 27, 1997, the Reporting Person made a gift of 500,000 shares of Common Stock to the Foundation.

                   (d)   See Item 6 herein.

                   Item 6 is hereby amended as follows:

          Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                   On May 27, 1997, the Foundation pledged its 500,000 shares of Common Stock to U.S. Clearing Corp. as security for a margin loan in the amount of approximately $123,000.

                   Item 7 is hereby amended as follows:

          Item 7.  MATERIAL TO BE FILED AS EXHIBITS

                   Exhibit 2: Margin Agreement by and between the Foundation and U.S. Clearing Corp.

                                SCHEDULE 13D

CUSIP No.   112525-10-0                        Page     4    of    7      Pages
         ---------------------                       --------    --------



                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 30, 1997



                                              /s/ Bennett S. LeBow
                                         ---------------------------------
                                               Bennett S. LeBow

                                SCHEDULE 13D

CUSIP No.   112525-10-0                        Page     5    of    7      Pages
         ---------------------                       --------    --------




                                 EXHIBIT INDEX

                                                                        Sequentially Numbered Page
Exhibit No.                Title:                                         on Which Exhibit Begins
-----------                ------                                       --------------------------
Exhibit 2:                 Margin Agreement by and between the                       6
                           Foundation and U.S. Clearing Corp.


                                SCHEDULE 13D

CUSIP No.   112525-10-0                        Page     6    of    7      Pages
         ---------------------                       --------    --------

















                                   EXHIBIT 2:

                                SCHEDULE 13D

CUSIP No.   112525-10-0                        Page     7    of    7      Pages
         ---------------------                       --------    --------


                              U.S. CLEARING CORP.
                         Member New York Stock Exchange
                     120 Broadway New York, N.Y. 10271-0046

                                MARGIN AGREEMENT

TO:  U.S. CLEARING CORP. AND                           A/C No. 305-30048
TO:  THE INTRODUCING BROKER (MY BROKER)                        -----------------

1. I agree as follows with respect to the margin account I have opened with you for the purchase and sale of securities and/or the borrowing of funds.
2. I am of legal age and no one except the undersigned has any interest in this account.
3. All transactions for my account shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market (and its clearing house, if any) where executed.
4. Any and all securities or commodities or contracts relating thereto and all other property of whatsoever kind belonging to me or in which I may have an interest held by you or carried for my account shall be subject to a general lien for the discharge of my obligations to you, however arising and without regard to whether or not you have made advances with respect to such property, and without notice to me may be carried in your general loans and may be pledged, re-pledged, hypothecated or re-hypothecated, separately or in common with other securities and commodities of any other property, for the sum due to you thereon or for a greater sum and without retaining in your possession and control for delivery a like amount of similar securities, commodities or other property.
5. I will maintain such margins as you may in your discretion require from time to time and will pay on demand any debit balance owing with respect to any of my accounts and I will, at your request from time to time, deposit such additional collateral as may be required by the rules of any exchange or regulatory agency or as may be considered necessary or appropriate, in your discretion, to secure my obligations to you. You may, whenever in your discretion you consider it necessary for your protection, sell any or all securities or commodities or contracts relating thereto held in any of my accounts, including safekeeping accounts, and you may borrow or buy in any securities or commodities required to make delivery against any sale effected for me. Such sale or purchase may be public or private and may be made without advertising or notice to me and in such manner as you may in your discretion determine and at any such sale you may purchase the property free from any right of redemption and I shall be liable for any deficiency.
6. I agree to pay interest and service charges upon my account monthly at the prevailing rate as determined by you. The interest charged on the average debit balances appears on the monthly statement and indicates rate and period covered. The rate may change from time to time without notice due to fluctuations in money market rates or from other causes. It is computed by the ordinary interest method, which assumes a year to have 360 days. The actual number of days within the period is used as the numerator.
7. I agree that, in giving orders to sell, all "short" sale orders will be designated as "short," and all "long" sale orders will be designated as "long," and that the designation of a sell order as "long" is a representation on my part that I own the security, and if the security is not in your possession, that it is then impracticable to deliver the security to you forthwith and that I will deliver it as soon as possible.
8. Reports of the execution of orders and statements of my account shall be conclusive if not objected within five days and ten days, respectively, after transmittal to me by mail or otherwise.
9. At any time and from time to time you may, in your discretion, without notice to me, apply and/or transfer any securities, commodities, contracts relating thereto, or any other property or equity therein, interchangeably between any of my accounts, whether individual or joint from any of my accounts to any account guaranteed by me.
10. This agreement shall inure to the benefit of your successors and assigns, shall be binding on the undersigned, his heirs, executors, administrators and assigns, and shall be governed by the laws of the State of New York.
11.  AGREEMENT TO ARBITRATE ALL CONTROVERSIES
          I represent that I understand the terms of the arbitration clause, as follows:

          (a) Arbitration is final and binding on the parties.
          (b) The parties are waiving their right to seek remedies in court, including the right to jury trial.
          (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.
          (d) The arbitrators' aware is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.
          (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The undersigned agrees, and by carrying an account of the undersigned you agree, that all controversies which may arise between us, including but not limited to those involving any transaction or the construction, performance, or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this agreement shall be conducted before the New York Stock Exchange, Inc. ("NYSE") or the National Association of Securities Dealers, Inc. ("NASD"), and in accordance with its rules then in force. I may elect in the first instance whether arbitration shall be conducted before the NYSE or the NASD, but if I fail to make such election by registered letter or telegram addressed to you at your main office, before the expiration of five days after receipt of a written request from you to make such election, then you may make such election. Judgment upon the award of arbitrators may be entered in any court, state or federal, having jurisdiction.

                               LENDING AGREEMENT

12. You and any firm succeeding to your firm are hereby authorized from time to lend separately or together with the property of others either to yourselves or to others any property which you may be carrying for me on margin. This authorization shall apply to all accounts carried by you for me and shall remain in full force until written notice or revocation is received by you at your principal office in New York.

BY SIGNING THIS AGREEMENT, I ACKNOWLEDGE THE FOLLOWING: (1) THAT, IN ACCORDANCE WITH PARAGRAPH #11 I AM AGREEING IN ADVANCE TO ARBITRATE ANY CONTROVERSIES WHICH MAY ARISE WITH YOU, AND (2) RECEIPT OF A COPY OF THIS AGREEMENT.

The Bennett and Geraldine LeBow Foundation, Inc.

/s/ Bennett S. LeBow
---------------------------------------              --------------------------
By: Bennett S. LeBow   Title: President              (signature of co-applicant)
(applicant's signature)


Date 05/28/97                                   Date
     --------------------------------------          --------------------------